UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

              Imperial Credit Commercial Mortgage Investment Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   45272T 10 2
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                                 (CUSIP Number)

                                Michael A. Sicuro
                  Managing Director and Chief Financial Officer
                               ITLA Capital Corp.
                         888 Prospect Street, Suite 110
                           La Jolla, California 92037
                                 (619) 551-0511
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 3, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 45272T 10 2


                     1.    NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           ITLA Capital Corp.
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                     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
                           A GROUP           (a) __
                                             (b) __
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                     3.    SEC USE ONLY
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                     4.    SOURCE OF FUNDS

                           WC
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                     5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)  __
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                     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
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                     7.    SOLE VOTING POWER

NUMBER OF                  1,426,000
SHARES               -----------------------------------------------------------
BENEFICIALLY
OWNED BY
EACH REPORTING       8.    SHARED VOTING POWER
PERSON WITH
                           0
                     -----------------------------------------------------------


                     9.    SOLE DISPOSITIVE POWER

                           1,426,000
                     -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER

                           0
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                     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           1,426,000
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                     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN  SHARES   __
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                     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                           (11)

                           5.004%
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                     14.   TYPE OF REPORTING PERSON

                           CO
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                                     Page 2

ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock"), of Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation ("ICCMIC"). ICCMIC's principal executive offices are located at 11601 Wilshire Boulevard, Suite 2080, Los Angeles, California 90025.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by ITLA Capital Corp., a Delaware corporation ("ITLA") whose principal subsidiary is Imperial Thrift and Loan Association ("Imperial Thrift and Loan"). The principal office of ITLA is located at 888 Prospect Street, Suite 110, La Jolla, California 92037.

     Imperial Thrift and Loan is engaged in originating real estate loans secured primarily by income producing properties for retention in its loan portfolio, funded primarily by deposits insured by the FDIC up to applicable limits. Imperial Thrift and Loan's lending business is conducted through seven offices in California and one office in Nevada. Deposit gathering activities are concentrated in Los Angeles and Orange Counties, the San Francisco Bay Area, and the San Diego area. Imperial Thrift and Loan also accepts out-of-state deposits.


     Information responsive to Items 2(a), 2(b), 2(c) and 2(f) of Schedule 13D with respect to each of the directors and executive officers of ITLA is set forth in Annex I to this Schedule 13D and is incorporated herein by reference.

     During the last five years, neither ITLA nor, to its knowledge, any of its directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, ITLA has acquired 1,426,000 shares of Common Stock at various prices ranging from $10.25 per share to $10.375 per share for an aggregate cost of $14,764,063, including brokerage commissions. All funds used to such purchase were obtained from the working capital of ITLA. None of the directors or executive officers of ITLA and its subsidiary has acquired any shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     ITLA has purchased the ICCMIC shares for investment purposes. Depending on price and availability, ITLA may purchase additional shares in the open market or in privately negotiated transactions. ITLA may alternatively seek to sell its shares in the open market or privately negotiated transactions.

     At present, and except as disclosed herein, ITLA has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. ITLA continues to explore the options available to it. ITLA may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, ITLA beneficially owns 1,426,000 shares of Common Stock, constituting 5.004% of the Common Stock outstanding.

     None of the directors or executive officers of ITLA and its subsidiaries owns any shares of Common Stock. By virtue of their collective authority as members of the ITLA Board of Directors, the directors may be deemed to possess the power to direct the voting and to direct the disposition of the Common Stock. Any such indirect beneficial ownership is hereby disclaimed.

     (b) ITLA has sole voting and sole dispositive power with respect to the 1,426,000 shares of Common Stock.

     By virtue of their collective authority as members of the ITLA Board of Directors, the directors may be deemed to possess the power to direct the voting and to direct the disposition of the Common Stock. Any such indirect beneficial ownership is hereby disclaimed.

     (c) The following table sets forth the transactions involving ITLA's beneficial ownership of Common Stock which were effected in the past sixty days preceding the date of this Schedule, the dates of such transactions and the per share purchase or sale price. All transactions were effected in the open market.:

                  Number of Shares
    Date             Purchased         Price per Share
-------------     ----------------     ---------------
  05/13/99              1,000             $10.3125
  05/17/99            225,000             $10.3750
  05/18/99            525,000             $10.3750
  05/19/99            100,000             $10.2500
  05/20/99             10,000             $10.2500
  05/20/99             55,000             $10.3125
  05/20/99             25,000             $10.3125
  05/21/99             15,000             $10.3125
  05/21/99            100,000             $10.3750
  05/24/99            100,000             $10.3125
  05/24/99             35,000             $10.3125
  05/25/99             15,000             $10.3125
  05/25/99             25,000             $10.3125
  05/26/99             50,000             $10.3750
  05/27/99             50,000             $10.3750
  06/03/99             55,000             $10.3750
  06/03/99             40,000             $10.3750

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by ITLA.

     (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ITLA and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by ITLA is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: JUNE 11, 1999                 /s/ George W. Haligowski
                                    ------------------------------------------
                                    George W. Haligowski
                                    Chairman of the Board, President and
                                     Chief Executive Officer
                                    (DULY AUTHORIZED REPRESENTATIVE)

                                     ANNEX I

     Set forth below are the names and present principal occupation of each of the directors and executive officers of ITLA Capital Corp. Except as otherwise noted, each person is a citizen of the United States and the business address of each person is c/o ITLA Capital Corp., 888 Prospect Street, Suite 110 La Jolla, California 92037.


Directors:



Name                       Principal Occupation
------------------------   -----------------------------------------------
George W. Haligowski       Chairman of the Board, President and Chief
                           Executive Officer
                           ITLA Capital Corp.

                           Chairman of the Board and Chief Executive Officer Imperial Thrift and Loan Association

Hirotaka Oribe             Advisor
                           Kajima Development Resources, Inc.

Sandor X. Mayuga           Member
                           Tisdale & Nicholson

Robert R. Reed             Retired

Norval L. Bruce            Director, President and Chief Operating Officer
                           Imperial Thrift and Loan Association

                           Director
                           ITLA Funding Corp.

Jeffrey L. Lipscomb        Investment Advisory Associate
                           EQ Financial Consultants, Inc.

Executive officers who are not directors:



Name                       Principal Occupation
------------------------   ---------------------------------------------------
Michael A. Sicuro          Managing Director and Chief Financial Officer
                           ITLA Capital Corp.

                           Director and Chief Financial Officer
                           ITLA Funding Corp.

Timothy M. Doyle           Managing Director and Chief Administrative Officer
                           ITLA Capital Corp.

Steven C. Romelt           Senior Vice President and Chief Lending Officer
                           Imperial Thrift and Loan Association

Anthony A. Rusnak          First Vice President, General Counsel and Corporate
                           Secretary
                           ITLA Capital Corp.


                                       A-2